EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange

The Israeli Securities Authority

Re:	Notification regarding the results of a public issuance issue according to the shelf offer report from 19 April 2016

The Company is pleased to announce hereby the results of issue of bonds (Series 9) of the Company, according to the Shelf Offer Report of the Company from 19 April 2016 ("The Shelf Offer Report"), published according to the Shelf Prospectus of the Company from 30 May 2014 ("The Shelf Prospectus").

The bonds (Series 9) of the Company were offered in a tender executed on 20 April 2016.

Details regarding the results of the tender regarding the bonds (Series 9) ("Tender 9"), are as follows:

1.	According to the shelf offer, the Company has offered to the public Company bonds of a nominal value of up to 800,000,000 NIS (Series 9), registered on name and not linked (principal and interest) to any linkage base (“Bonds (Tender 9)”). The bonds (Tender 9) were offered to the public at a quantity of 800,000 units, from which the composition of each unit is 1,000 NIS nominal value bonds (Series 9) ("Units 9") in a uniform offer, by way of a unit price tender that shall not be less than 1,077 NIS, all of which as detailed in the shelf offer report.

2.	The Series 9 offer has not been secured by underwriting.

3.	Classified investors undertook in advance commitments to submit purchase applications for the purchase of 713,572 Units 9, this, in the quantities and unit prices as detailed in the shelf offer report.

4.	The list of subscriptions for the purchase of bonds (Series 9) offered to the public, was opened on Wednesday, 20 April 2016, and was closed on the same day.

5.	The results of Tender 9 are as follows:

5.1	86 orders, for the purchase of 714,500 Units 9, have been received in the tender.

5.2	From the orders received, 83 orders for the purchase of 713,572 Units 9, were received from classified investors, as mentioned in art. 3 above, and 3 orders for the purchase of 478 Units 9, were received from the public.

5.3	The price for Unit 9, as set in the tender, is 1,077 NIS ("The Determined Unit Price").

6.	According to the results of Tender 9, 714,050 Units 9 were allocated, all of which according to the provisions of art. 2.8.4 of the shelf prospectus, and as follows:

6.1	77 orders from classified investors for the purchase of 669,642 Units 9, in which the price mentioned was higher than the determined unit price - accepted in full.

6.2	1 order from the public for the purchase of 100 Units 9, in which the price mentioned was higher than the determined unit price - accepted partially.

6.3	6 orders from classified investors for the purchase of 43,930 Units 9, in which the price mentioned was higher than the determined unit price - accepted in full.

6.4	2 orders from the public for the purchase of 378 Units 9, in which the price mentioned was higher than the determined unit price – accepted in full.

7.	The bonds (Series 9) were issued without discount.

8.	The total reward (gross) to be received by the Company due to the bonds (Series 9) that will be allocated according to the shelf offer report, is in the sum of appr. 769 million NIS.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.